NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the annual general meeting of Harmony Gold Mining Company Limited (the
“Company”) will be held on Friday, 25 November 2016 at 11:00 (SA time) at the Hilton Hotel, 138 Rivonia
Road, Sandton, Johannesburg, South Africa (see map on page 33), to conduct the business set out below and to consider and, if deemed fit, adopt, with or without modification, the ordinary and special resolutions set out in this notice.
In terms of section 59(1)(a) and (b) of the Companies Act 71 of 2008, as amended (“Act”), the board of directors of the Company (“Board”) has set the record date for the purpose of determining which shareholders of the Company are entitled to:
i) receive the notice of the annual general meeting (being the date on which a shareholder must be registered in the Company’s securities register to receive the notice of the annual general meeting) as
Friday, 21 October 2016; and
ii) participate in and vote at the annual general meeting (being the date on which a shareholder must be registered in the Company’s securities register to participate in and vote at the annual general meeting)
as Friday, 18 November 2016.
PRESENTATION OF ANNUAL FINANCIAL STATEMENTS
The audited consolidated and Company annual financial statements, incorporating the reports of the auditors, the audit and risk committee and the directors for the year ended 30 June 2016 will be presented to the shareholders of the Company as required in terms of section 30(3)(d) of the Act read with section 61(8)(a) of the Act.
Summarised consolidated financial statements are included in this document on pages 4 to 23.
The complete audited consolidated and Company annual financial statements are available on
Harmony’s website at www.har.co.za/15/download/HAR-FR15.pdf
.
PRESENTATION OF GROUP SOCIAL AND ETHICS COMMITTEE REPORT
In accordance with regulation 43(5)(c) of the Act, the social and ethics committee’s report in the FY16 integrated annual report (www.har.co.za/14/about/sustainability-approach) will be presented to shareholders at the annual general meeting.
RESOLUTIONS FOR CONSIDERATION AND ADOPTION
1. Ordinary Resolution Number 1:
Re-election of director
“RESOLVED THAT Cathie Markus, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company with immediate effect.” (See Cathie Markus’ resumé
below).
Cathie Markus (59)
BA, LLB
Independent non-executive director
Chairman of the remuneration committee and member of the investment committee and the social and ethics committee
Cathie was appointed to the board on 31 May 2007. After graduating from the University of the
Witwatersrand, Cathie served articles, qualifying as an attorney, notary and conveyancer. She then joined the legal department of Dorbyl Limited before spending 16 years at Impala Platinum Holdings Limited, initially as legal advisor and, from 1998 to 2007, as executive director responsible for legal, investor and community affairs. She is currently a trustee of the Impala Bafokeng Trust and chairs the St Mary’s School
Waverley Foundation.

The percentage of voting rights required for ordinary resolution number 1 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 1.
2. Ordinary Resolution Number 2:
Re-election of director
“RESOLVED THAT Karabo Nondumo, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company with immediate effect.” (See Karabo Nondumo’s resumé
overleaf).
Karabo Nondumo (38)
BAcc, HDip (Acc), CA (SA)
Independent non-executive director
Member of the audit and risk committee, the technical committee and the investment committee
Karabo was appointed to the board on 3 May 2013. She is an executive director of the KM Group of companies, providers of integrated information and communications technology solutions to enterprises, as well as of products and services to the mining, engineering and manufacturing industries. She has held various roles at Vodacom Group Limited including that of executive head of Vodacom business as well as of Vodacom’s mergers and acquisitions. She was inaugural chief executive officer of AWCA Investment
Holdings Limited and former head of global markets operations at Rand Refinery Proprietary Limited. She was an associate and executive assistant to the former executive chairman at Shanduka Group. She was seconded to Shanduka Coal, where she was a shareholder representative, and also served on various boards representing Shanduka’s interests. She is a qualified chartered accountant, a member of the
South African Institute of Chartered Accountants and of African Women Chartered Accountants. She is an
independent non-executive director of Sanlam Limited, Merafe Resources Limited, Richards Bay Coal
Terminal Proprietary Limited and MTN Group Limited’s operating companies in South Sudan. She is on the advisory board of Senatla Capital.
The percentage of voting rights required for ordinary resolution number 2 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 2.
3. Ordinary Resolution Number 3:
Re-election of director
“RESOLVED THAT Vishnu Pillay, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company with immediate effect.” (See Vishnu Pillay’s resumé below).
Vishnu Pillay (59)
BSc (Hon), MSc
Independent non-executive director
Member of the technical committee, the investment committee and the remuneration committee
Vishnu was appointed to the board on 8 May 2013 and is currently executive head of Anglo American
Platinum Limited’s joint venture operations, the Rustenburg and Union mines. Before joining Anglo

American Platinum in 2011, he was executive vice-president and head of South African operations for
Gold Fields Limited and, prior to that, vice-president and head of operations at Driefontein Gold Mine.
His 25 years at Gold Fields Limited were interrupted by a two-year period with the Council for Scientific and Industrial Research, where he was director of mining technology and group executive for institutional planning and operations.
The percentage of voting rights required for ordinary resolution number 3 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 3.
4. Ordinary Resolution Number 4:
Re-election of director
“RESOLVED THAT Andre Wilkens, who retires by rotation at this annual general meeting in accordance with the Company’s memorandum of incorporation and who is eligible and available for re-election, be and is hereby re-elected as a director of the Company with immediate effect.” (See Andre Wilkens’ resumé
below).
André Wilkens (67)
Mine Manager’s Certificate of Competency, MDPA (UNISA), RMIIA, Mini MBA Oil and Gas
Non-executive director
Chairman of the technical committee and member of the investment committee and the remuneration committee
André was appointed to the board on 7 August 2007. He was appointed to the board of African Rainbow
Minerals Limited in 2004 and was its chief executive officer until March 2012. He is currently executive director growth and strategic development (based in the office of African Rainbow Minerals’ executive chairman). He headed ARMgold Limited for five years and ARM Platinum for a year before being appointed chief operating officer of Harmony after its merger with ARMgold in 2003. André has more than
46 years’ experience in the mining industry, particularly in gold, platinum group metals, iron ore, manganese, coal, chrome, nickel and copper.
The percentage of voting rights required for ordinary resolution number 4 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 4.
5. Ordinary Resolution Number 5:
Re-election of audit and risk committee member
“RESOLVED THAT John Wetton, who is a non-executive director of the Company, be and is hereby re-
elected as a member of the Company’s audit and risk committee with immediate effect to hold office until the next annual general meeting.” (See John Wetton’s resumé below).
John Wetton (67)
CA (SA), FCA
Independent non-executive director
Chairman of the audit and risk committee and member of the social and ethics committee, remuneration committee and investment committee

John was appointed to the board on 1 July 2011. He was with Ernst & Young from 1967 to 2010, mainly in corporate audit, but for his final 10 years he played a business development role across Africa. He led
Ernst & Young’s mining group for a number of years and acted as senior partner for some of the firm’s major mining and construction clients. He was a member of Ernst & Young’s executive management committee and was, until retirement, a member of the Ernst & Young Africa governance board.
The percentage of voting rights required for ordinary resolution number 5 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 5.
6. Ordinary Resolution Number 6:
Re-election of audit and risk committee member
“RESOLVED THAT Fikile De Buck, who is a non-executive director of the Company, be and is hereby re-
elected as a member of the Company’s audit and risk committee with immediate effect to hold office until the next annual general meeting.” (See Fikile De Buck’s resumé below).
Fikile De Buck (56)
BA (Economics), FCCA
Lead independent non-executive director
Chairman of the nomination committee and a member of the social and ethics committee, the remuneration committee and the audit and risk committee.
Fikile was appointed to the board on 30 March 2006. A chartered certified accountant, she was only the second person to obtain this qualification in Botswana. She was awarded the Stuart Crystal Prize for Best
Accounting Student at Birmingham Polytechnic (UK), now Birmingham University, being the first black overseas student to be awarded this prize.
Fikile is a fellow of the Association of Chartered Certified Accountants United Kingdom. From 2000 to
2008, she worked in various capacities at the Council for Medical Schemes in South Africa, including as chief financial officer and chief operations officer. Prior to that she worked in various capacities at the
Botswana Development Corporation and was its first treasurer. She also served on various boards representing the corporation’s interests, and was the founding chairman of the Credit Guarantee
Insurance Corporation of Africa Limited.
She has 23 years’ experience in financial reporting at executive level. Fikile is a director of D&D Company
Proprietary Limited, a non-executive director and chairman of the audit committee and a member of various other committees of Atlatsa Resources Corporation. She was included in the coffee table book,
“South Africa’s Most Inspirational Women” (2011). Fikile mentors a number of young people, mostly women. She is also a member of Women In Mining South Africa.
The percentage of voting rights required for ordinary resolution number 6 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 6.
7. Ordinary Resolution Number 7:
Re-election of audit and risk committee member
“RESOLVED THAT Simo Lushaba, who is a non-executive director of the Company, be and is hereby re-
elected as a member of the Company’s audit and risk committee with immediate effect to hold office until the next annual general meeting.” (See Simo Lushaba’s resumé overleaf).

Dr Simo Lushaba (50)
BSc (Hons), MBA, DBA , CD (SA)
Independent non-executive director
Chairman of the investment committee and member of the audit and risk committee and the remuneration committee
Simo joined the board on 18 October 2002. He previously held senior management positions at Spoornet
(Rail and Terminal Services division), was vice president of Lonmin Plc and chief executive of Rand
Water. He is a non-executive director on the board of Cashbuild Limited and facilitates programmes on corporate governance for the Institute of Directors (South Africa), of which he is a member. He was also appointed as an administrator of the South African Post Office to develop the strategic turnaround plan following the resignation of its board. He is currently chairman of the board for the South African Post
Office and chairman of GVSC Communications South Africa Proprietary Ltd. He was also chairman of
Spescom Ltd.
The percentage of voting rights required for ordinary resolution number 7 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 7.
8. Ordinary Resolution Number 8:
Re-election of audit and risk committee member
“RESOLVED THAT Modise Motloba, who is a non-executive director of the Company, be and is hereby re-
elected as a member of the Company’s audit and risk committee with immediate effect to hold office until the next annual general meeting.” (See Modise Motloba’s resumé below).
Modise Motloba (50)
BSc, Diploma in Strategic Management
Independent non-executive deputy chairman
Chairman of the social and ethics committee and a member of the nomination committee and the audit and risk committee.
Modise was appointed to the board on 30 July 2004. He is the founder and chief executive officer of
Quartile Capital Proprietary Limited, a black-owned, managed and controlled niche financial services and investment group with expertise in corporate finance, consulting, treasury services, investments and wealth.
Modise has more than 22 years’ working experience in the financial sector both in South Africa and the
United States and has operational expertise in treasury services, corporate finance, fund management and wealth management.
He has worked for local and global firms such as Rand Merchant Bank, Goldman Sachs, African
Merchant Bank, African Harvest Fund Managers and PwC. In addition to Harmony, he has served on the boards of Deutsche Bank Securities, Landbank, Landbank Insurance and Rand Merchant Bank
Structured Insurance. Modise has played organisational leadership roles for the South African Reserve
Bank, the Financial Services Board, the Association of Black Securities and Investment Professionals,
Nafcoc, the Johannesburg Chamber of Commerce and Industries and the Black Business Council.

The percentage of voting rights required for ordinary resolution number 8 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 8.
9. Ordinary Resolution Number 9:
Re-election of audit and risk committee member
“RESOLVED THAT, subject to the passing of ordinary resolution number 2 being approved by the
Shareholders of the Company, Karabo Nondumo, who is a non-executive director of the Company, be and is hereby re-elected as a member of the Company’s audit and risk committee with immediate effect to hold office until the next annual general meeting.” (See Karabo Nondumo’s resumé under ordinary resolution number 2).
The percentage of voting rights required for ordinary resolution number 9 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 9.
10. Ordinary Resolution Number 10:
Re-appointment of external auditors
“RESOLVED THAT PricewaterhouseCoopers Incorporated be and is hereby re-appointed as the external auditor of the Company to hold office from this annual general meeting until conclusion of the next annual general meeting.”
The percentage of voting rights required for ordinary resolution number 10 to be adopted: more than 50%
(fifty percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on ordinary resolution number 10.
11. Ordinary Resolution Number 11:
Approval of remuneration policy
“RESOLVED, as a non-binding advisory vote in accordance with the recommendations of King III, that the remuneration policy of the Company, as set out in the integrated annual report
(www.harmony.co.za/investors/reporting/annual-reports), be and is hereby approved.”
As this matter is non-binding, no minimum voting threshold is needed.
12. Ordinary Resolution Number 12:
General authority to issue shares for cash
“RESOLVED THAT the directors of the Company be and are hereby authorised as a general authority to issue the authorised but unissued shares in the capital of the Company (including the grant or issue of options or convertible securities that are convertible into an existing class of equity securities) for cash (or the extinction of a liability, obligation or commitment, restraint or settlement of expenses) on such terms and conditions as the directors of the Company may from time to time in their sole discretion deem fit subject to the Act, the JSE Listings Requirements of the securities exchange licensed to and operated by the JSE Limited, provided that:
a)  the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
b)  the equity securities must be issued to public shareholders, as defined in the JSE Listings
Requirements, and not to related parties;
c)  securities which are the subject of general issues for cash in the aggregate may not exceed 5% (five percent) of the Company’s shares in issue as at the date of this notice of the annual general meeting, excluding treasury shares. Therefore, the number of shares available for the issue of shares for cash will be limited to 21 873 951 (twenty one million eight hundred and seventy three thousand nine hundred and fifty one) shares;
d)  this authority shall be valid until the Company’s next annual general meeting or for 15 (fifteen) months from the date on which this resolution is passed, whichever period is shorter, subject to the requirements of the JSE Limited and any other restrictions set out in this authority;
e)  the calculation of the Company’s listed equity securities must be a factual assessment of the Company’s listed equity securities as at the date of this notice of annual general meeting, excluding treasury shares;
f)  any equity securities issued during the period contemplated in (d) shall be deducted from the number set out in (c);
g)  in the event of sub-division or consolidation of issued equity securities during the period contemplated in
(d), the existing authority will be adjusted accordingly to represent the same allocation ratio; and
h)  the maximum discount at which equity securities may be issued is 10% (ten percent) of the weighted average traded price of such equity securities measured over the 30 (thirty) business days prior to the date that the price of the issue is agreed between the Company and the party subscribing for the securities. The JSE Limited will be consulted for a ruling if the Company’s securities have not traded in such 30 (thirty) business day period.”
In terms of the JSE Listings Requirements, the passing of ordinary resolution number 12 requires the approval of at least 75% (seventy five percent) majority of the votes cast by shareholders of the Company or present at the annual general meeting or represented by proxy at this annual general meeting and entitled to exercise voting rights on ordinary resolution number 12.
13. Ordinary Resolution Number 13:
Amendments to the Share Plan
“RESOLVED THAT the Harmony Gold Mining Company Limited 2006 Share Plan (2016 Amended Version)
(“Share Plan”), a copy of which has been labelled for identification purposes and tabled at the annual general meeting, be and is hereby approved.”
Copies of the Share Plan and full details of the proposed amendments to the Share Plan will be available for inspection during normal business hours at (i) the registered office of the Company from the date of issue of the FY16 integrated annual report of which this notice of annual general meeting forms part and (ii)
on Harmony’s report website at
www.har.co.za/16/
.
The percentage of voting rights required for ordinary resolution number 13 to be adopted: at least 75%
(seventy five percent) of the voting rights exercised on this resolution, excluding voting rights attaching to securities owned or controlled by persons who are existing participants in the Share Plan which have been acquired in terms of the Share Plan as well as the securities held for purposes of the Share Plan.”
14. Special Resolution Number 1:
Non-executive directors’ remuneration
“RESOLVED, as a special resolution in terms of section 66(8) read with section 66(9) of the Act, that the
Company be and is hereby authorised to pay the following annual remuneration to its non-executive directors for their services as non-executive directors for a period of 2 (two) years from the date of this annual general meeting or until the non-executive directors’ remuneration is amended by way of special resolution of the shareholders of the Company, whichever comes first:
Directors’ remuneration
Board
Committee
Annual retainer
Attendance
fee per
board
meeting*
Audit and risk
Social and ethics
Remuneration
Nomination/
Investment
Technical
R’000
Chairman
Deputy chair
LID**
Member
Member
Chairman
Member
Chairman
Member
Chairman
Member
Chairman
Member
Chairman
Member
Current
933
416
315
212
11.0
233
117
185
93
185
93
185
93
185
93
Proposed
985
439
333
224
17.6
246
124
196
100
196
100
196
100
196
100
* Only payable for board meetings attended
** Lead independent director
Ad hoc fees: R15 000 per ad hoc meeting/attendance to company business per day
The percentage of voting rights required for special resolution number 1 to be adopted: at least 75%

(seventy-five percent) of the voting rights exercised on the resolution by shareholders of the Company present at the annual general meeting or represented by proxy and entitled to exercise voting rights on special resolution number 1.
ELECTRONIC PARTICIPATION
Should any shareholder of the Company wish to participate in the annual general meeting by way of electronic participation (which includes a teleconference call), that shareholder is obliged to apply in writing
(including details on how the shareholder or its representative can be contacted) to the transfer secretaries at the address set out below at least 5 (five) business days prior to the annual general meeting.
Shareholders who wish to participate in the annual general meeting by dialing in must note that they will not be able to vote electronically. Should such shareholders of the Company wish to have their votes counted at the annual general meeting, they are welcome to cast their votes via representation at the annual general meeting either by proxy or by letter of representation, as provided for in this notice of the annual general meeting. The costs of accessing any means of electronic participation provided by the Company will be borne by the shareholder of the Company. The Company cannot be held liable for any loss, damage, penalty or claim arising in any way from using the telecommunication facility whether or not as a result of any act or omission on the part of the Company or anyone else.
IDENTIFICATION, PROXIES AND VOTING
Shareholders are reminded that -
•
a shareholder eligible to attend and vote at the annual general meeting is entitled to appoint a proxy (or proxies) to attend, participate in and vote at the annual general meeting in place of the shareholder.
Shareholders are referred to the proxy form attached to this notice in this regard;
•
a proxy need not also be a shareholder of the Company;
•
in terms of section 63(1) of the Act, any person attending or participating in a meeting of shareholders must present reasonably satisfactory identification and the person presiding at the general meeting must be reasonably satisfied that the right of any person to participate in and vote (whether as shareholder or as proxy for a shareholder) has been reasonably verified. Acceptable forms of verification include a green bar-coded or smart card identification document issued by the South African Department of Home
Affairs, a South African driver’s licence or a valid passport; and
•
this notice of meeting includes the attached form of proxy.
All beneficial owners whose shares have been dematerialised through a central securities depository participant or broker other than with ‘own name’ registration, must provide the central securities depository participant or broker with their voting instructions in terms of their custody agreement should they wish to vote at the annual general meeting. Alternatively, they may request the central securities depository participant or broker to provide them with a letter of representation, in terms of their custody agreements, should they wish to attend the annual general meeting.
Unless you advise your central securities depository participant or broker, in terms of your agreement, by the cut-off time stipulated therein, that you wish to attend the annual general meeting or send a proxy to represent you, your central securities depository participant or broker may assume that you do not wish to attend the annual general meeting or send a proxy.
Forms of proxy (enclosed) must be dated and signed by the shareholder of the Company appointing a proxy and must be received at the offices of the transfer secretaries, Link Market Services South Africa
Proprietary Limited, by no later than 11:00 (SA time) on Wednesday, 23 November 2016.
In compliance with section 58(8)(b)(i) of the Act, a summary of the rights of a shareholder to be represented by proxy is set out immediately below:
•
An ordinary shareholder entitled to attend and vote at the annual general meeting may appoint any individual (or individuals) as a proxy/ies to attend, participate in and vote at the annual general meeting in the place of such shareholder. A proxy need not be a shareholder of the Company.
•
A proxy appointment must be in writing, dated and signed by the shareholder of the Company appointing a proxy and, subject to the rights of a shareholder to revoke such appointment (as set out below), remains valid only until the end of the annual general meeting.
•
A proxy may delegate its authority to act on behalf of a shareholder of the Company to another person,

subject to any restrictions set out in the instrument appointing the proxy.
•
Irrespective of the form of instrument used to appoint a proxy, the appointment of a proxy is suspended at any time and to the extent that the shareholder of the Company who appointed such proxy chooses to act directly and in person in exercising any rights as a shareholder of the Company.
•
Unless the proxy appointment expressly provides otherwise, the appointment of a proxy is revocable by the shareholder of the Company in question cancelling it in writing, or making a later inconsistent appointment of a proxy, and delivering a copy of the revocation instrument to the proxy and to the
Company. The revocation of a proxy appointment constitutes a complete and final cancellation of the proxy’s authority to act on behalf of the shareholder of the Company as of the later of (a) the date stated
in the revocation instrument, if any; and (b) the date on which the revocation instrument is delivered to the Company as required in the first sentence of this paragraph.
•
If the instrument appointing the proxy or proxies has been delivered to the Company, as long as that appointment remains in effect, any notice required by the Act or the Company’s memorandum of incorporation to be delivered by the Company to the shareholder of the Company, must be delivered by the Company to (a) the shareholder of the Company, or (b) the proxy or proxies, if the shareholder of the Company has (i) directed the Company to do so in writing; and (ii) paid any reasonable fee charged by the Company for doing so.
•
Attention is also drawn to the notes to the form of proxy.
•
Completing a form of proxy does not preclude any shareholder of the Company from attending the annual general meeting.
By order of the Board
Harmony Gold Mining Company Limited
R Bisschoff
Company secretary
Randfontein
26 October 2016
ANNUAL GENERAL MEETING – EXPLANATORY NOTES
Presentation of annual financial statements
At the annual general meeting, the directors must present the annual financial statements for the year ended 30 June 2016 to shareholders as required in terms of section 30(3)(d) of the Act, together with the reports of the directors, audit and risk committee and the auditors. These are included in the integrated annual report and the financial report.
Presentation of group social and ethics committee report
At the annual general meeting, the social and ethics committee must report, through one of its members, on matters within its mandate as required in terms of Regulation 43(5)(c) of the Act.
Ordinary resolutions 1 to 4: Re-election of directors
In accordance with the Company’s memorandum of incorporation, one-third of directors are required to retire at each annual general meeting and may offer themselves for re-election.
The following directors are eligible and available for re-election:
•
Cathie Markus
•
Karabo Nondumo
•
Vishnu Pillay
•
Andre Wilkens
See their resumés on pages 24 to 27 of this report.

Ordinary resolutions 5 to 9: Election of audit and risk committee
In terms of section 94(2) of the Act, a public company must at each annual general meeting elect an audit committee comprising of at least 3 (three) members who are directors and who meet the criteria of section
94(4) of the Act. Regulation 42 to the Act specifies that one third of the members of the audit committee must have appropriate academic qualifications or experience in the areas as listed in the regulation.
The Board is satisfied that the proposed members of the audit and risk committee meet all relevant requirements.
Ordinary resolution 10: Re-appointment of external auditors
PricewaterhouseCoopers Incorporated has indicated its willingness to continue in office and ordinary resolution 10 proposes the reappointment of that firm as the Company’s auditors. Section 90(3) of the Act requires the designated auditor to meet the criteria as set out in section 90(2) of the Act.
The Board is satisfied that both PricewaterhouseCoopers Incorporated and the designated audit partner meet all relevant requirements.
Ordinary resolution 11: Remuneration policy
The King Report on Corporate Governance for South Africa, 2009 (King III) recommends that the remuneration policy of the Company be submitted to shareholders for consideration and for an advisory, non-binding vote to give shareholders an opportunity to indicate their support for or opposition to the material provisions of the remuneration strategy.
Ordinary resolution number 12: General authority to issue shares for cash
Ordinary resolution number 12 seeks to give the directors authority to issue the Company’s listed securities for cash (or the extinction of a liability, obligation or commitment, restraint, or settlement of expenses) as permitted by the Act, the Company’s memorandum of incorporation and the JSE Listings Requirements.
The Board confirms that there is no specific intention to use this authority as at the date of this notice of annual general meeting.
Ordinary resolution number 13: Amendments to the share plan
The Board has approved the adoption and implementation, subject to shareholder approval, of a minimum shareholding requirement. The minimum shareholding requirement is intended to encourage eligible participants to hold vested shares after vesting. This is aimed at aligning executive behaviour with shareholder’s interests.
In this regard, the following is a high level summary of the terms of the minimum shareholding requirement:
1.  the minimum shareholding requirement will apply compulsorily to all awards of performance shares made on or after the adoption of the minimum shareholding requirement for as long the target minimum shareholding requirement has not been met;
2.  the minimum shareholding requirement will apply to employees who are an executive director (being the chief executive officer, financial director and any other director who is an employee) or an executive manager;
3.  executive directors will be required to hold from time to time, a target minimum shareholding value
(expressed in rand) equal to a minimum of 200% (two hundred percent) of such executive director’s cost to company. Executive managers will be required to hold from time to time, a target minimum shareholding value (expressed in rand) equal to a minimum of 100% (one hundred percent) of such executive manager’s cost to company;
4.  an executive director or executive manager will be required to build-up to his/her target minimum shareholding value (“target threshold”), as follows –
4.1. for executive directors, 100% (one hundred percent) of all performance shares which vest shall be locked-up in terms of the minimum shareholding requirement until the target threshold is reached;
and
4.2. for executive managers, 50% (fifty percent) of all performance shares which vest shall be locked-up in terms of the minimum shareholding requirement until the target threshold is reached;
5.  the value of the locked-up performance shares is determined as at the date of lock-up by reference to the applicable volume weighted average price of such shares. Such value is increased yearly by the consumer price index;
6.  for every performance share that is locked-up, the Company will match the locked-up performance share with an additional performance share. A locked-up share may not be traded;
7.  once the target threshold is reached, an executive director or executive manager can continue to voluntarily lock-up shares, subject to a maximum value of double the target threshold; and
8.  the minimum shareholding requirement ceases to apply on a fault or no fault termination but on a fault termination, the matched shares fall away.
The Company also wishes to amend the formula applicable to determining the maximum number of performance shares to be awarded to participants on termination of employment under the Harmony share plan. For all awards prior to 25 November 2016, the shares are adjusted as if the group had met only the target performance criteria or adjusted based on the actual achievement against the applicable performance criteria as at the date of termination of employment, whichever is more favourable to the participant. For all awards after 25 November 2016, the shares are adjusted based on the actual achievement against the applicable performance criteria as at the date of termination of employment.
Special resolution 1: Non-executive directors’ remuneration
In terms of section 66(8) read with section 66(9) of the Act, companies may pay remuneration to directors for their services as directors unless otherwise provided by the memorandum of incorporation and on approval of shareholders by way of a special resolution. Executive directors are not specifically remunerated for their services as directors but as employees of the Company and, as such, the resolution as included in this notice requests approval only for the remuneration paid to non-executive directors for their service as directors of the Company. The proposed fees are recommended for approval for a period of
2 (two) years from the date of this annual general meeting or until such time as the non-executive directors’
remuneration is amended by way of special resolution of shareholders, whichever comes first.
General
Shareholders and proxies attending the annual general meeting are reminded that section 63(1) of the Act requires that reasonably satisfactory identification be presented for such shareholder or proxy to be allowed to attend or participate in the meeting.
DIRECTIONS TO ANNUAL GENERAL MEETING
Annual General Meeting venue: Hilton Sandton
GPS Coordinates
-26.101516
28.059487
DIRECTIONS
From OR Tambo International
Take the R24 JOHANNESBURG highway
•
•
Take the NI2/N3 NORTH highway
•
Take the MARLBORO ROAD turn off
•
At the traffic light, turn left and carry on until you see a “Shell” petrol/gas station on your left
•
Turn right into SOUTH ROAD and carry on this road until you reach a T-junction (which will bring you to
RIVONIA ROAD)
•
Turn left into RIVONIA ROAD
•
You will pass the Southern Sun Grayston Hotel on your left, followed by an apartment block
•
HILTON SANDTON is directly after these two buildings, also on your left
From Pretoria
•
Take the N1 to Johannesburg, then the M1
•
Take the GRAYSTON offramp, turn right into GRAYSTON DRIVE
•
Turn left into RIVONIA ROAD (McDonalds on your right)
•
You will pass the Southern Sun Grayston Hotel on your left, followed by an apartment block
•
HILTON SANDTON is directly after these two buildings, also on your left

FORM OF PROXY
HARMONY GOLD MINING COMPANY LIMITED
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06 (Harmony or Company)
JSE share code: HAR
NYSE share code: HMY
ISIN code: ZAE 000015228
To be completed by certificated shareholders and dematerialised shareholders with ‘own name’ registration only
For completion by registered holders of certificated shares in the Company and the holders of dematerialised shares in the Company in ‘own-name’ form who are unable to attend the annual general meeting of the
Company to be held at the Hilton Hotel, 138 Rivonia Road, Sandton, Johannesburg, South Africa (see map
on inside back cover), on Friday, 25 November 2016 at 11:00 (SA time) or at any adjournment thereof
(“annual general meeting”).
Holders of shares in the Company (whether certificated or dematerialised) through a nominee must not complete this form of proxy but should timeously inform that nominee, or, if applicable, their participant or stockbroker of their intention to attend the annual general meeting and request such nominee, participant or stockbroker to issue them with the necessary letter of representation to attend or provide such nominee, participant or stockbroker with their voting instructions should they not wish to attend the annual general meeting in person but wish to be represented by proxy at the meeting. Such ordinary shareholders must not return this form of proxy to the transfer secretaries.
Each shareholder is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and vote in place of that shareholder at the annual general meeting. Please read the notes to this form of proxy below.
I/We (please print names in full)
of (address)
Telephone/Cellphone number: Email address:
being the holder/s of shares in the Company, do hereby appoint:
1 or, failing him/her
2 or, failing him/her
the chairman of the annual general meeting, as my/our proxy to attend, speak and, on a poll or ballot, vote for me/us and on my/our behalf at this annual general meeting of members or at any postponement or adjournment thereof, and to vote or to abstain from voting at the annual general meeting as follows on the ordinary and special resolutions to be proposed at such meeting:
ORDINARY RESOLUTIONS
For
Against
Abstain
1.    Ordinary resolution 1: To re-elect Cathie Markus as a director of the
Company
2.    Ordinary resolution 2: To re-elect Karabo Nondumo as a director of the
Company
3.    Ordinary resolution 3: To re-elect Vishnu Pillay as a director of the Company

4.    Ordinary resolution 4: To re-elect Andre Wilkens as a director of the
Company
5.    Ordinary resolution 5: To re-elect John Wetton as a member of the audit and risk committee of the Company
6.    Ordinary resolution 6: To re-elect Fikile De Buck as a member of the audit and risk committee of the Company
7.    Ordinary resolution 7: To re-elect Simo Lushaba as a member of the audit and risk committee of the Company
8.    Ordinary resolution 8: To re-elect Modise Motloba as a member of the audit and risk committee of the Company
9.    Ordinary resolution 9: To re-elect Karabo Nondumo as a member of the audit and risk committee of the Company
10.  Ordinary resolution 10: To re-appoint the external auditors of the Company
11.  Ordinary resolution 11: To approve the Company’s remuneration policy
12.  Ordinary resolution 12: General authority to issue shares for cash
13.  Ordinary resolution 13: Amendments to the share plan
SPECIAL RESOLUTION
14.  Special resolution 1: To approve non-executive directors’ remuneration
Please indicate with an ‘X’ or a tick in the appropriate spaces above how you wish your votes to be cast. If no indication is given, the proxy may vote or abstain as he/she sees fit. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the Company, insert the number of shares held in respect of which you desire to vote (see note 5 overleaf).
Signed at this day of 2016
Signature
Assisted by me, where applicable (name and
signature)
Completed forms of proxy must be lodged with Link Market Services South Africa Proprietary Limited by no
later than 11:00 on Wednesday, 23 November 2016.

NOTES
1.    A form of proxy is only to be completed by those ordinary shareholders who are:
•
registered holders of ordinary shares in certificated form; or
•
holders of dematerialised shares of the Company in their own name.
2.    If you have already dematerialised your ordinary shares through a central securities depository participant (CSDP) or broker and wish to attend the annual general meeting, you must request your
CSDP or broker to provide you with a letter of representation or instruct your CSDP or broker to vote by proxy on your behalf in terms of the agreement entered into between yourself and your CSDP or broker.
3.    A shareholder entitled to attend and vote at the annual general meeting may insert the name of a proxy or the names of two or more alternate proxies of the member’s choice in the space provided, with or without deleting “the chairman of the annual general meeting”. The person whose name stands first on the form of proxy and who is present at the annual general meeting of shareholders will be entitled to act as proxy to the exclusion of such proxy(ies) whose name/s follow.
4.    On a show of hands, a member of the Company present in person or by proxy will have one (1) vote irrespective of the number of shares he/she holds or represents, provided that a proxy will, irrespective of the number of members he/she represents, have only one (1) vote. On a poll, a member who is present or represented by proxy will be entitled to that proportion of the total votes in the Company which the aggregate amount of the nominal value of the shares held by him/her bears to the aggregate amount of the nominal value of all the shares issued by the Company.
5.    A member’s instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by the member in the appropriate box. If an “X” (cross) or a tick has been inserted in one of the blocks to a particular resolution, it will indicate the voting of all the shares held by the shareholder concerned. Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of all the member’s exercisable votes. A member or the proxy is not obliged to use all the votes exercisable by the member or by the proxy, but the total of votes cast and in respect of which abstention is recorded may not exceed the total of votes exercisable by the member or by the proxy.
6.    Forms of proxy (enclosed) must be dated and signed by the shareholder appointing a proxy and must be received at the offices of the transfer secretaries, Link Market Services South Africa Proprietary
Limited, 13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, Johannesburg, 2001 (PO Box
4844, Johannesburg, 2000, fax number: +27 86 674 2450, email: meetfax@linkmarketservices.co.za)
by no later than 11:00 (SA time) on Wednesday, 23 November 2016 (or 48 (forty-eight) hours before any adjournment of the annual general meeting).
7.    Completing and lodging this form of proxy will not preclude the relevant member from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof.
8.    Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity or other legal capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries or waived by the chairman of the annual general meeting.
9.    The completion of blank spaces overleaf need not be initialled or signed. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
10.   Despite the aforegoing, the chairman of the annual general meeting may waive any formalities that would otherwise be a prerequisite for a valid proxy.
11.   If any shares are jointly held, all joint members must sign this form of proxy. If more than one of those members is present at the annual general meeting either in person or by proxy, the person whose name appears first in the register will be entitled to vote.
12.   A shareholder’s authorisation to the proxy including the chairman of the annual general meeting, to vote on such shareholder’s behalf, will be deemed to include the authority to vote on procedural matters at the annual general meeting.

13.   The chairman of the annual general meeting may reject or accept any form of proxy which is completed and/or received other than in compliance with the Companies Act 71 of 2008, the Company’s memorandum of incorporation and these notes.
14.   A vote given in terms of an instrument of proxy will be valid in relation to the annual general meeting despite the death, insanity or other legal disability of the person granting it, or the revocation of the proxy, or the transfer of the shares in respect of which the proxy is given, unless notice on any of the noted matters has been received by the transfer secretaries not less than 48 (forty eight) hours before the start of the annual general meeting.